

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2023

Nochum Greenberg
Chief Executive Officer
International Star, Inc.
8 The Green, Suite A
Dover, DE 19901

Re: International Star, Inc.
Amendment No. 2 to Draft Offering Statement on Form 1-A
Submitted July 6, 2023
CIK No. 0001100788

Dear Nochum Greenberg:

We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Draft Offering Statement on Form 1-A submitted July 6, 2023

Plan of Distribution, page 16

1. We note your disclosure that you reserve the right to temporarily suspend this offering and offering circular during the offering period. Please tell us how this is consistent with the offering condition of Rule 251(d)(3)(i)(F) of Regulation A that securities be offered on a continuous basis. Please revise or advise as appropriate. Refer to Rule 251(d)(3)(i)(F).

Nochum Greenberg
International Star, Inc.
July 25, 2023
Page 2

       You may contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Real Estate & Construction

cc: Zvi Raskin